July 19, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Greg Belliston
Division of Corporate Finance

	Re:	Lexicon Pharmaceuticals, Inc.
Schedule 14A filed July 5, 2007
File Number: 0-30111
Dear Mr. Belliston:
     On behalf of Lexicon Pharmaceuticals, Inc., we submit the following responses to the comments received on July 17, 2007 from the Securities and Exchange Commission’s staff with respect to Lexicon’s preliminary proxy statement filed on July 5, 2007 (File No. 0-30111). Your comments and our responses to those comments are set forth below. We have filed an amended preliminary proxy statement containing a revised “Use of Proceeds” section reflecting the changes described below.
Use of Proceeds
1.	We note the proposed revisions to your Use of Proceeds disclosure. You now provide more information about your plans and strategy, but it is still unclear how you plan to allocate the proceeds from the financing. You state you plan to spend $165 million on research and development and $33 million on “other general corporate purposes such as general and administrative expenses and capital expenditures to support [your] research and development efforts.” Please break up these figures further by doing the following:
•	Please specify what is involved in “research and development,” and state an approximate amount for each use that falls within this category. We note that the three bullet points in your revised disclosure might be what you are referring to. To the extent the research and development efforts will involve specific product candidates, you should (a) identify each product candidate you plan to research and develop with the funds from the financing, (b) state how much funds you plan to spend on each candidate, and (c) identify the state of the development process to which you anticipate the funds will carry each candidate.

•	Please be more specific in describing your plans for the $33 million. For example, state how much you plan to spend on G&A expenses and how much you plan to spend on capital expenditures. Also identify any other uses that are currently described as “other general corporate purposes,” and state an approximate amount for each.

Securities and Exchange Commission
Division of Corporate Finance
July 19, 2007

Response:
We have revised the Use of Proceeds disclosure to separately specify ranges of expected uses of proceeds for (a) research activities relating to the discovery and validation of drug targets in and resulting from our Genome5000 program; (b) research activities relating to the discovery and preclinical research of potential drug candidates for targets identified as a result of our target discovery and validation activities; (c) preclinical development and human clinical trials of drug candidates selected from our drug discovery and preclinical research efforts; (d) general and administrative expenses; and (e) capital expenditures. We have also included additional discussion of factors that may result in changes in how proceeds may be allocated from the uses specified.

We are unable at present to meaningfully allocate uses of proceeds of the Invus investment to the preclinical development and human clinical trials of specific, presently-identifiable drug candidates. In that regard, we note that the preclinical development and human clinical trials of our most advanced drug candidates, for which we would be able to provide such candidate-specific information, are being separately funded under an arrangement with Symphony Icon, Inc.

     Please do not hesitate to contact the undersigned at (281) 863-3321 with any comments or questions concerning this letter or the above-referenced registration statement.
Very truly yours,

/s/ Jeffrey L. Wade

Jeffrey L. Wade
Executive Vice President and
General Counsel